FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending February 17, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --








   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.


   10 February 2006      Abacus (GSK) Trustees Limited, as trustee of the
                         GlaxoSmithKline Employee Trust ("the GSK Trust"), transferred 211,612 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                         Share Option Plan 1991.

   10 February 2006      Abacus (GSK) Trustees Limited, as trustee of the
                         GSK Trust, sold 3,410 American Depositary Shares
                         (ADSs) in the Company on behalf of participants in the SmithKline Beecham Mid-Term Incentive Plan at a price of $51.61 per ADS.

   10 February 2006      Abacus (GSK) Trustees Limited, as trustee of the
                         GSK Trust, transferred 7,145 ADSs in the Company to participants in the SmithKline Beecham Mid-Term
                         Incentive Plan.


The Company was advised of these transactions on 13 February 2006.


   13 February 2006      Abacus (GSK) Trustees Limited, as trustee of the
                         GSK Trust, sold 2,398 ADSs in the Company on behalf of participants in the SmithKline Beecham Mid-Term
                         Incentive Plan at a price of $51.15 per ADS.


   13 February 2006      Abacus (GSK) Trustees Limited, as trustee of the
                         GSK Trust, transferred 5,650 ADSs in the Company to participants in the SmithKline Beecham Mid-Term
                         Incentive Plan.


The Company was advised of these transactions on 17 February 2006.


   14 February 2006      Abacus (GSK) Trustees Limited, as trustee of the
                         GSK Trust, transferred 62,112 Ordinary Shares in the Company to participants in the SmithKline
                         Beecham Employee Share Option Plan 1991.


The Company was advised of this transaction on 16 February 2006.


   15 February 2006      Abacus (GSK) Trustees Limited, as trustee of
                         the GSK Trust, transferred 12,890 Ordinary
                         Shares in the Company to participants in the SmithKline Beecham Employee Share Option Plan
                         1991.


The Company was advised of this transaction on 17 February 2006.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(b).


S M Bicknell
Company Secretary

17 February 2006


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 17, 2006                                   By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc